Exhibit 99.1

Dominion Diamond Corporation Announces Appointment of Two New Directors

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--August 16, 2016--Dominion Diamond Corporation (TSX:DDC) (NYSE:DDC) (the “Company” or “Dominion”) is pleased to announce that Trudy Curran and Tim Dabson have been appointed to the Board of Directors of the Company (the “Board”) effective immediately. Ms. Curran will also assume the role of Chair of the Health, Safety, and Environmental Committee. Ms. Curran and Mr. Dabson’s appointments bring the size of the Board to nine members.

Mr. James Gowans, Chairman of the Board, commented, “We are extremely pleased to welcome Trudy and Tim to the Board. Trudy’s experience in mergers and acquisitions along with corporate governance and Tim’s experience across the whole of the diamond industry value chain will be strong additions to what is already a diverse skill set of the Board.”

Ms. Curran brings 30 years’ experience in mergers and acquisitions, financing, executive compensation, and governance across a range of industries including oil and gas, mining and transportation. She served as an officer of Canadian Oil Sands Limited from 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and as a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a Director of Syncrude Canada Ltd., where she served as Chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. Ms. Curran currently serves on the Board of Directors of Baytex Energy Corp. and is a member of its Audit Committee and its Nominating and Governance Committee. She also serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the board and the Finance and Audit Committee of Kids Cancer Care Foundation of Alberta. Ms. Curran holds a BA (with distinction) and a LLB (with distinction) from the University of Saskatchewan and is the recipient of the Governor General’s Bronze medal award. She also was named one of Canada’s top 100 Most Powerful Women in 2012.

Mr. Dabson brings 35 years’ experience across the whole of the diamond industry value chain from manufacturing through distribution to consumer marketing. He worked for De Beers for 33 years in a variety of positions, most recently in the role of Executive Director – Beneficiation which culminated in the transfer of De Beers’ international distribution activities from London to Botswana at the end of 2013. In this role Mr. Dabson also worked in close cooperation and coordination with producer country governments, including Botswana, Namibia, South Africa and Canada. Following his work at De Beers Mr. Dabson established an independent consultancy serving a diverse range of projects and initiatives within the diamond value chain. Mr. Dabson possesses a thorough understanding of the global trends and strategic issues impacting the diamond industry from planning through to implementation and from mine to consumer with a particular focus on corporate responsibility, ethical assurance and responsible sourcing. Mr. Dabson holds a BSc. (Honours) in Mechanical Engineering from the University of Brighton.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, Manager, Investor Relations
(416) 205-4380
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, Senior Advisor, External Relations
(867) 669-6105
laura.worsley-brown@ekati.ddcorp.ca